Strategy International Insurance Group, Inc.
200 Yorkland Blvd., Suite 710
Toronto, Ontario M2J 5C1, Canada
(416) 496-9988

Via EDGAR

August 31, 2005

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE, Room 1580
Washington, D.C. 20549
Attn: Babette Cooper, Staff Accountant

Re:	Strategy International Insurance Group, Inc.
Item 4.01 Form 8-K/A
Filed August 23, 2005
File No. 333-106637

Dear Ms. Cooper:

As requested in your August 23, 2005 Comment Letter relating to the above-referenced filing with the Securities and Exchange Commission (the “Commission”) of Strategy International Insurance Group, Inc. (the “company”), the company hereby specifically acknowledges that:

(1) the company is responsible for the adequacy and accuracy of the disclosure in the filing;

(2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3) the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, Strategy International Insurance Group, Inc. /s/ Stephen Stonhill Stephen Stonhill Chairman of the Board and Chief Executive Officer